UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549

FORM 12b-25 NOTIFICATION OF LATE

FILING

SEC FILE NUMBER
000-14319

CUSIP NUMBER
853442101

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: June 30, 2015

      Transition Report on Form 10-K

      Transition Report on Form 20-F

      Transition Report on Form 11-K

      Transition Report on Form 10-Q and Form 10-QSB

      Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: N/A

PART I REGISTRANT INFORMATION

STANDARD METALS PROCESSING, INC.

Full Name of Registrant

Former Name if Applicable

611 Walnut Street

Address of Principal Executive Office (Street and Number)

Gadsden, Alabama 35901

City, State and Zip Code

RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☐          (a)          The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒         (b)          The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐          (c)          The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

The Registrant expects to file its Form 10-Q within the extension period provided under Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

PART IV

OTHER INFORMATION

(1)    Name and telephone number of person to contact in regard to this notification:

Sharon L. Ullman	(888) 960-7347
(Name)	(Telephone Number)

(2)    Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify reports. ☒ Yes  ☐ No

(3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes  ☒ No

Standard Metals Processing, Inc.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 14, 2015	By:	/s/ Sharon L. Ullman
Sharon L. Ullman
Chief Executive Officer